Schedule F of Form SBSE-A

Page 1

Applicant Name: BNP Paribas SA
Date: 05/14/2025
NFA No.: 0247694

Section II

Please see below for additional foreign financial regulatory authorities that could not be input into EDGAR due to space limitations.

English Name of Foreign Financial Regulatory Authority	Foreign Registration No. (if any)	English Name of Country
State Bank of Vietnam		Vietnam
Bank of Israel		Israel
Monetary Authority of Singapore (MAS)		Singapore
People's Bank of China (PBC)		China

**Submitted via EDGAR